SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of November, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ n.º 33.700.394/0001 - 40
NIRE 35300102771

PUBLICLY HELD COMPANY

SUMMARY  MEETING  OF  THE  EXECUTIVE  BOARD  OF  OFFICERS  OF  UNIBANCO - UNIÃO  DE BANCOS BRASILEIROS S.A., HELD ON NOVEMBER 17th, 2008.

PLACE AND TIME:  Avenida Eusébio Matoso, n.º 891, 4th floor, São Paulo, State of São Paulo, 05h00 p.m.

CHAIRMAN:   Pedro Moreira Salles

QUORUM:  More than half of the elected members of the Executive Board of Officers.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

Approved, for further appreciation of the Board of Directors:

1. The proposal of payment of interest on capital stock qualified as complementary to the interest on capital declared and paid referred to the amounts accounted for on September 30th, 2008, to the shareholders, in the following amounts:

(i) gross amount of R$0.0592286 for each common share and of R$0.0651515 for each preferred share; and
(ii) net amount of R$0.0503443 for each common share and of R$0.0553788 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

2. In  case of  approval of  the  proposals  mentioned in  item 1  above,  the  payment of  the referred  interest  shall  be  carried  out in  accordance  with  item 6  below.  The  amount of interest to be paid shall be considered as part of the mandatory dividend, in accordance with the provisions of § 7th of the article 9th of the Brazilian Federal Law nº 9,249/95 and of § 8th article 48 of the By-Laws of the Company.

3. This payment, jointly with the payments occurred on April 30th, 2008, July 31st, 2008, and October 31st, 2008, all  of  them  net  of  income  tax  effects,  corresponds  to  35%  of  the  net  profits  of  the Company relating to the first nine months of the 2008 fiscal year, deducted from the legal reserve allocation.

2

4. In the case the mergers of shares (“incorporação de ações”) of Unibanco and Unibanco Holdings S.A. (“Unibanco Holdings”) be approved by the Extraordinary Shareholders Meetings to be held on November 28th, 2008, the dividends or interest on capital stock relating to the results incurred as from October 1st, 2008 shall be decided and paid by Banco Itaú Holding Financeira S.A. (which shall be denominated Itaú Unibanco Banco Múltiplo S.A.), as informed in the Companies Announcement released on November 12th, 2008.

5. Consequently, if the present proposal is approved by Board of Directors on November 21st, 2008, and if the Board of Directors of Unibanco Holdings approves a similar proposal to the one described in item 1 above in a meeting to be held on that same day, the bearers of Shares Deposit Certificates (“Units”) and Global Depositary Share (“GDS”) will be entitled to receive interest on the capital stock corresponding to the total amount paid for the shares represented by them, as follows:

(i) The gross amount of R$0.1164296 for each Unit;
(ii) The net amount of R$0.0989651 for each Unit, after the deduction of withholding income tax at a rate of fifteen percent (15%);
(iii) The gross amount of R$1.1642960 for each GDS; and
(iv) The net amount of R$0.9896510 for each GDS, after the deduction of withholding income tax at a rate of fifteen percent (15%).

6. In the case of approval of the above proposals, the shares of the Company will be traded EX- INTERESTS ON CAPITAL STOCK in the Brazilian and United States markets, as from November 24th, 2008, and the payment of the mentioned interest will occur on January 30th, 2009. The date of November 26th, 2008 will be considered as “Record Date” in order to comply with the Company’s obligations under the GDS program maintained by the Company in the United States of America.

São Paulo, November 17th, 2008. (aa) Pedro Moreira Salles, Geraldo Travaglia Filho, José Castro Araújo Rudge, Claudia Politanski, Ivo Luiz de Sá Freire Vieitas Júnior, José Roberto Haym, Roberto Lamy, Rogério Carvalho Braga and Rogério Paulo Calderón Peres.

The present is an identical copy of the one registered in the Minutes Book of the Company.

São Paulo, November 17th, 2008.

___________________________________

___________________________________

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 18, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.